Exhibit 11

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                   GENERAL MILLS, INC.
            COMPUTATION OF EARNINGS PER SHARE
          (In Millions, Except per Share Data)


                                                      Thirty-Nine Weeks Ended
                                                     February 23, February 25,
                                                        1997          1996

Net Earnings                                           $377.2        $398.9
                                                       ======        ======



Computation of Shares:

  Weighted average number of shares outstanding,
   excluding shares held in treasury (a)                157.3         158.8

  Net shares resulting from the assumed exercise of
   certain stock options (b)                              4.2*          3.1*

  Total common shares and common share equivalents      161.5         161.9
                                                       ======         =====

Earnings per Share                                     $ 2.40        $ 2.51


Notes to Exhibit 11:

(a) Computed as the weighted average of net shares outstanding on stock-exchange trading days.

(b) Common share equivalents are computed by the "treasury stock" method. This method first determines the number of shares issuable under stock options that had an option price below the average market price for the period, and then deducts the number of shares that could have been repurchased with the proceeds of options exercised.

 * Common share equivalents are not material. As a result, earnings per share have been computed using the weighted average number of shares outstanding of 157.3 million and 158.8 million for the first nine months of fiscal 1997 and 1996, respectively.

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